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September 19, 2008

BY EDGAR Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission 450 Fifth Street, N.W., Stop 4-5 Washington, D.C. 20549 United States

Re:	GlaxoSmithKline plc Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2007 (File No. 1-15170)

Dear Mr. Rosenberg:

By letter dated June 26, 2008, the staff (the “Staff”) of the Securities and Exchange Commission provided certain comments on the Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 1-15170) (the “2007 Annual Report”) filed by GlaxoSmithKline plc (the “Company”) to which the Company responded by letter dated July 30, 2008 (the “July 30 Response Letter”). The Staff provided certain additional comments by letter dated August 13, 2008 (the “August 13 Comment Letter”). This letter contains the Company’s response to the August 13 Comment Letter.

For convenience, we have reproduced the Staff’s comments and provided responses immediately below them.

Consolidated Income Statement, page 90

1.

We acknowledge your response to prior comment 1. Although you now intend to omit the description of “business performance” as a “non-IFRS measure” from your future filings, your filing will continue to include this measure. Since this measure excludes

Mr. Jim B. Rosenberg, p. 2

restructuring expenses and significant acquisitions, it is a non-GAAP measure that is still subject to Item 10 of Regulation S-K. Please address the following for us:

•

Please cite for us relevant authoritative literature that expressly permit the disclosure of “non-IFRS measures” since paragraph 83 of IAS 1 only refers to the addition of line items, headings and totals as opposed to complete columns of “non-IFRS measures.”

•

Please address the question raised in our prior comment as to whether paragraph 33 of the Financial Reporting Review Panel Preliminary Report on IFRS Implementation permits the undue prominence of “non-IFRS measures” on your income statement.

•	Please clarify in the filing what revenues and costs are excluded from “business performance.”
•

You disclosed that you believe that “business performance” gives a more useful indication of underlying performance. However, it is unclear how this measure is a useful indicator of performance to an investor since you make frequent acquisitions and it appears that the restructuring charges that are excluded are recurring operating expenses. Please provide enhanced disclosures of why it is meaningful to investors to exclude these revenues and costs from “business performance” and why the “business performance” measure provides useful information to an investor of your financial condition and results of operations.

•

Please provide the disclosures required by Item 10(e) of Regulation S-K given that Form 20-F filers are required to comply with the requirements of Regulation S-K or tell us how you have complied with this regulation.

The Company continues to believe, for the reasons explained in the July 30 Response Letter, that the presentation of additional sub-totals on the face of the IFRS Income Statement in a columnar format is both fully consistent with and encouraged by IFRS, and thus is not a “non-GAAP financial measure.” The Company therefore proposes to continue including this presentation in both its domestic annual report to shareholders and in its Annual Report on Form 20-F. Nevertheless, to address the Staff’s comments, the Company also proposes to review its disclosure in future filings with respect to the items that are shown separately from business performance and the utility of this measure to investors, with the aim of giving further clarity where possible. Responding to each of the Staff’s specific comments in turn:

Mr. Jim B. Rosenberg, p. 3

•

Please cite for us relevant authoritative literature that expressly permit the disclosure of “non-IFRS measures” since paragraph 83 of IAS 1 only refers to the addition of line items, headings and totals as opposed to complete columns of “non-IFRS measures.”

As explained in the July 30 Response Letter, IFRS does not prescribe a particular format for the Income Statement. Rather, paragraphs 81 through 85 of IAS 1,1 “Presentation of Financial Statements,” detail the “[i]nformation to be presented on the face of the income statement.” Paragraphs 81 and 82 specify the items that must be included on the face of the Income Statement, and paragraph 83 requires that “[a]dditional line items, headings and subtotals . . . be presented on the face of the income statement when such presentation is relevant to an understanding of the entity’s financial performance.” In order to comply with the requirement of paragraph 83, the Company has included figures under “additional . . . headings” titled “business performance” and “restructuring costs” on the face of its Income Statement, alongside the more prominently presented total results figures that appear in boldface type. The Company has included on the face of the Income Statement these additional headings and subtotals to indicate the impact of restructuring costs pertaining to the Company’s significant new restructuring program, which is information that the Company considers necessary for an understanding of its financial performance, but only as part of a unified columnar approach that presents the total column more prominently in boldface type.

In providing for “[a]dditional . . . headings and subtotals,” the Company believes that paragraph 83 of IAS 1 clearly permits the columnar presentation adopted by the Company; it is not necessary that the information required by paragraph 83 be presented in the form of additional horizontal line items. A columnar presentation, such as the one adopted by the Company, has become generally accepted practice among U.K. public companies reporting under IFRS.

•

Please address the question raised in our prior comment as to whether paragraph 33 of the Financial Reporting Review Panel Preliminary Report on IFRS Implementation permits the undue prominence of “non-IFRS measures” on your income statement.

The Company does not believe that the columnar presentation it has adopted with respect to its Income Statement gives undue prominence to the business performance figures. In compliance with the requirement of paragraph 83 of IAS 1, the Company has presented both its business performance results and its total results on the face of its Income Statement. To avoid overemphasizing the business performance results, the Company has in fact presented its total results in boldface type while leaving the business performance column (as well as the column detailing the restructuring costs that have been shown separately from business performance) in regular type. The Company believes that the contrast in typefaces clearly attaches greater prominence to the total results and ensures that the Income Statement’s presentation is appropriately balanced in accordance with the relevant accounting standards.

_________________________

1

As in the July 30 Response Letter, the IAS 1 paragraph references in this response pertain to the version of IAS 1 in effect prior to its 2008 amendment. While the enumeration of the paragraphs in IAS 1 has changed as a result of the amendments, the text and meaning of the paragraphs cited in this response have not.

Mr. Jim B. Rosenberg, p. 4

•	Please clarify in the filing what revenues and costs are excluded from “business performance.”

As stated in Note 7 to the 2007 Financial Statements, the costs shown separately from business performance were the one-off costs of the implementation of the new Operational Excellence program, which are expected to amount to approximately £1.5 billion over the program’s four-year life. The Operational Excellence program comprises a number of specific projects being undertaken by various Company subsidiaries around the world, and the Company believes it has put in place a robust internal process to approve the inclusion of projects within the program. As part of this process, the Company carries out a review designed to ensure that all costs projected to be incurred are specific to that project and are one-off in nature, so that no recurring operating expenses are included in the program. The Company’s Chief Executive Officer and Chief Financial Officer both must give approval for these projects to be included within the program.

Note 7 discloses that the costs incurred under the program in 2007 related to asset impairments and staff reductions. These were the one-off costs incurred as a result of writing down assets that will be scrapped or sold, and in terminating the employment of staff made redundant by the restructuring activities, respectively. As stated in Note 7, no restructuring costs relating to acquisitions were incurred in 2007.

No revenue/turnover was recognized in relation to the Operational Excellence program in 2007, nor is any anticipated in future periods.

The Company believes that the vast majority of costs it will incur under the Operational Excellence program will relate either to asset write-downs or to the termination of the employment of staff made redundant as part of the restructuring activities under the program. Other minor costs expected to be incurred under the program include such one-off items as the costs of terminating certain long-term supply contracts, site clearance and staff outplacement related to the approved projects. The Company intends to include all ongoing operating expenses within business performance.

With respect to acquisition-related restructuring costs shown separately from business performance, the Company acquired three businesses during 2007, as disclosed in Note 38 to the 2007 Financial Statements. Of these, two, Domantis and Precis Pharmaceuticals, were acquired for their research and development capabilities, and so the resulting restructuring activities were not significant. However, the third business acquired, Reliant Pharmaceuticals, was principally a sales and marketing operation, and thus there are significant rationalization costs arising from the integration of this business into the Company and the removal of duplicate operations. This restructuring project has been subject to the same documentation and approval process as the restructuring projects included in the Operational Excellence program. The Company expects to incur one-off costs during 2008 relating to staff redundancies, onerous contracts and contract terminations in respect of the integration of Reliant Pharmaceuticals, and believes it to be

Mr. Jim B. Rosenberg, p. 5

appropriate, given their magnitude, to present these one-off costs in the same way as the restructuring costs from the Operational Excellence program.

The Company undertakes to review its disclosure about which items are shown separately from business performance, in light of the Staff’s comments and the responses given above, with the aim of giving further clarity where possible.

•

You disclosed that you believe that “business performance” gives a more useful indication of underlying performance. However, it is unclear how this measure is a useful indicator of performance to an investor since you make frequent acquisitions and it appears that the restructuring charges that are excluded are recurring operating expenses. Please provide enhanced disclosures of why it is meaningful to investors to exclude these revenues and costs from “business performance” and why the “business performance” measure provides useful information to an investor of your financial condition and results of operations.

While the Company, in common with many other issuers, is constantly seeking to maintain and improve the efficiency of its operations, the nature and scope of this Operational Excellence program is very different from those ongoing efficiency measures undertaken as part of the Company’s normal operations. The intention of the Company’s columnar presentation in the Income Statement is to give investors a clear and simple view of the impact of the restructuring costs relating to the Operational Excellence program and significant acquisitions (discussed in the response to the previous comment), which would otherwise distort consistent analysis of year-on-year operating trends, on the Company’s results, but without giving undue prominence to the business performance results, by having the total column in boldface type alongside the other columns. This permits investors to assess the Company’s performance both on a business performance basis, which the Company believes is a more consistent basis over time, and on a total basis. As stated above, it is not the Company’s intention to present results that exclude ongoing operating expenses.

The Company undertakes, in future filings, to review its description of the Operational Excellence program and the presentation of business performance results and delineated restructuring costs alongside total results, and their usefulness to investors, in light of the Staff’s comments and the responses given above, with the aim of giving further clarity where possible.

•

Please provide the disclosures required by Item 10(e) of Regulation S-K given that Form 20-F filers are required to comply with the requirements of Regulation S-K or tell us how you have complied with this regulation.

As stated above, the Company believes that the columnar presentation adopted in the Income Statement does not constitute a non-GAAP financial measure and, therefore, that Item 10(e) of Regulation S-K is not applicable. Notwithstanding this, the Company has included in the 2007 Annual Report, and proposes to continue to include in future filings (clarified where appropriate as described above), a statement describing (i) the reasons why its management

Mr. Jim B. Rosenberg, p. 6

believes that presenting business performance results alongside total results provides useful information to investors regarding the Company’s financial condition and results of operations and (ii) the additional purposes, if any, for which the Company’s management uses business performance. The Company further notes that it reconciles business performance to total results on the face of the Income Statement.

Statements of Cash Flows, page 92

2.

We acknowledge your response to comment 2, but continue to believe as previously requested in our letter dated January 18, 2007 and confirmed by your letter dated January 31, 2007, that you should revise your Statements of Cash Flows to begin with profit after taxation. We do not believe it is appropriate to begin your Cash Flow Statement with Cash generated from operations. In addition, the two beginning line items on your Cash Flow Statement do not agree with any line items on your Statements of Operations.

Even though IAS 7, “Cash Flow Statements,” does not specify any particular format for the Cash Flow Statement, the Company agreed in its letter of January 31, 2007 to: “follow in future annual reports the Staff’s preference to begin the cash flow reconciliation with profit after taxation” (emphasis added). The Company has done this in Note 36 to the 2007 Financial Statements, which is entitled “Reconciliation of profit after tax to operating cash flows” and is clearly referenced on the face of the Cash Flow Statement itself. The Company believes that this presentation is entirely acceptable under IFRS for the reasons stated previously.

The Company provides full disclosure of how it moves from profit after tax to cash generated from operations in the cash flow reconciliation in Note 36 and does not wish to reduce this disclosure. Equally, the Company believes that putting all of this information on the face of the Cash Flow Statement would reduce the clarity of presentation and potentially obscure other important items in the Cash Flow Statement. The Company therefore proposes that, in the future, it will present cash flows from operating activities on the face of the Cash Flow Statement in three lines: Profit after tax, Adjustments and Cash generated from operations. All of the reconciling items between Profit after tax and Cash generated from operations that make up the Adjustments figure will be presented in a footnote to the Financial Statements, as currently set out in Note 36. This presentation will enable the Company to continue providing the same level of disclosure without unnecessarily detracting from the clarity of the Cash Flow Statement.

The first two line items presented on the face of the Cash Flow Statement are cash items rather than accounting items. As such, there would be no reason for them necessarily to agree with any accounting items in the Statement of Operations.

*       *    *

Mr. Jim B. Rosenberg, p. 7

If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me at +44 207 614 2237 or my colleague Gerald Neugebauer at +44 207 614 2303.

Yours sincerely,

/s/ Sebastian R. Sperber

Sebastian R. Sperber

cc:	Mr. Gus Rodriguez, Securities and Exchange Commission
Ms. Mary Mast, Securities and Exchange Commission
Mr. Julian S. Heslop, GlaxoSmithKline plc
Mr. Tom Quinn, PricewaterhouseCoopers
Mr. Andy Kemp, PricewaterhouseCoopers
Mr. Gerald Neugebauer, Cleary Gottlieb Steen & Hamilton LLP